

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated December 23, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

DEALING IN SECURITIES

Westonaria, 23 December 2016. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr C Farrel, Company Secretary of Sibanye Gold Limited, has bought and/ or sold Performance Shares which were granted to him on 1 May 2013 ("the Grant Date). Mr Farrel has also bought and/ or sold Bonus Shares which were awarded to him in terms of The Sibanye Gold Limited 2013 Share Plan on 2 March 2015 and 1 March 2016 to settle the associated tax liability.

Performance Shares are conditionally awarded with the final number settled after three years dependent on market and non-market conditions being met. The number of shares to be settled ranges from 0% to 200% of the conditional award. The determined number of Performance Vesting Restricted Shares are settled to the participant in shares.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Details of the transactions are set out below:

Name	**C Farrel**
Position	Company Secretary
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of Performance Shares to cover associated tax liability.
Transaction Date	22 December 2016
Number of Shares	147 970
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP -	 R21.5600 R21.6300 R21.5647
Total Value	R3 190 928.66
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.
Nature of transaction	On market sale of Bonus Shares to cover associated tax liability
Transaction Date	22 December 2016
Number of Shares	4 530
Class of Security	Ordinary shares

Market Price per share: Low – High – VWAP -	R21.5600 R21.6300 R21.5647
Total Value	R97 688.09
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of transaction	On market sale of Bonus Shares to cover associated tax liability.
Transaction Date	22 December 2016
Number of Shares	2 630
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP -	R21.5600 R21.6300 R21.5647
Total Value	R56 715.16
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Nature of transaction	Purchase of Performance Shares
Transaction Date	22 December 2016
Number of Shares	163 554
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP -	R24.5278 R24.5278 R24.5278
Total Value	R4 011 619.80
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.

Nature of transaction	Purchase of Bonus Shares
Transaction Date	22 December 2016
Number of Shares	5 024
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP -	R24.5278 R24.5278 R24.5278
Total Value	R123 227.67
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Nature of transaction	Purchase of Bonus Shares
Transaction Date	22 December 2016
Number of Shares	2 910
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP -	R24.5278 R24.5278 R24.5278
Total Value	R71 375.90
Vesting Period	Vest in equal parts on 9 months and

| | 18 months of the Grant Date. |

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: December 23, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer